CASE FINANCIAL, INC.
7668 El Camino Real
Suite 104-106
Carlsbad, CA 92009
(760) 804-1449

September 21, 2010

Andrew Mew, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549-0404

Re:	Case Financial, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2009
Filed January 13, 2010
Form 10-Q for the Quarterly Period Ended December 31, 2009
Filed February 22, 2010
Form 10-Q for the Quarterly Period Ended March 31, 2010
Filed May 24, 2010
File No. 000-27757

Dear Mr. Mew:

The following is a response to the comments provided by you regarding the above-referenced filings in your letter dated July 7, 2010.

Form 10-Q for the quarterly period ended December 31, 2009

Item 4. Controls and Procedures, Page 14

1.
We note your disclosure of the assessment of control and procedures to be effective as of December 31, 2009.  However, we note the same assessment to be not effective as of March 31, 2010.  In light of your disclosure of no change in internal controls from December 31, 2009 to March 31, 2010 in the March 31, 2010 Form 10Q, explain to us how you reasonably concluded that the assessment of control and procedures was effective as of December 31, 2009.

CASE RESPONSE:
In the Company’s Form 10-K for the fiscal year ending September 30, 2009, filed on January 13, 2010, the company reported material weaknesses in its internal controls and procedures but also noted that the Company did not believe that that those material weaknesses had any effect on our financial results.

In the Company’s Form 10-Q for the quarter ending December 31, 2009, filed on February 22, 2010, the company concluded that its internal controls and procedures were effective. The Company came to this conclusion because of the very limited nature of the Company’s business due to pending litigation and in spite of the fact that the Company had identified material weaknesses in its internal controls and procedures in its Form 10-K for the fiscal year ending September 30, 2009, that remained uncorrected during the quarter ending December
31, 2009.

In preparing the Company’s response to a letter from the SEC dated February 10, 2010, relating to its Form 10-K for the fiscal year ending September 30, 2009, the Company became aware that it is not allowed to conclude that its internal controls and procedures are effective if there are material weaknesses in those internal controls and procedures. The Company amended its Form 10-K for the fiscal year ending September 30, 2009, to report that its internal controls and procedures are ineffective and, for this reason, began reporting the same conclusion in its Form 10-Q for the quarter ending March 31, 2010, and will continue to do so until those material weaknesses have been corrected.

Exhibits 31.1 and 31.2

2.
We reissue comment two of our letter dated May 20, 2010.  Please be advised that the certifications required by Rule 13a-14(a) or Rule 15d-14(a) must include language exactly as set forth in Item 601(b)(31) of Regulation S-K.  In this regard, we note that paragraph 4(b) as well as the language in the introductory paragraph 4 regarding internal control over financial reporting are missing in the certifications.  As such, please revise to provide complete certifications in accordance with the above rule.  To the extent you have no other revisions you may file an abbreviated amendment that consists of a cover page, explanatory note, signature page and paragraphs 1, 2, 4, and 5 of the certification.  Otherwise, you should include the entire certification.

CASE RESPONSE:
The Company will file an abbreviated amendment consisting of the corrected certification for the Form 10-Q for the quarterly period ended December 31, 2009.

Form 10-Q for the quarterly period ended March 31, 2010

Condensed Consolidated Statements of Cash Flows, page 5

3.	Please explain the nature of the line-item common stock for debt conversions and your basis for including it as an adjustment to reconcile net loss to net cash used by operating expenses activities.

CASE RESPONSE:

The statement of Cash Flows has been revised in our most recent quarterly report for the period ended June 30, 2010, to correctly record common stock for debt conversion.  The conversion of debt for common stock should not have been recorded as an operating activity in the March 31, 2010, Quarterly report.

Exhibits 31.1 and 31.2

4.	Please file amended certifications to conform with the language exactly as set forth in Item 601(b)(31) of Regulation S-K. We refer you to comment two above for guidance.

CASE RESPONSE:
The Company will file an abbreviated amendment consisting of the corrected certification for the Form 10-Q for the quarterly period ended March 31, 2010.

Please feel free to contact us with any further comments or clarifications required at telephone number (760) 804-1449 or fax us at number (760) 804-1566.

 Respectfully submitted,

/s/ Lawrence Schaffer